October 17, 2024

Cam Gallagher
Interim Chief Financial Officer
Zentalis Pharmaceuticals, Inc.
1359 Broadway
Suite 801
New York, New York 10018

        Re: Zentalis Pharmaceuticals, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2023
            Filed February 27, 2024
            File No. 001-39263
Dear Cam Gallagher:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences